UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41663

Chanson International Holding

B9 Xinjiang Chuangbo Zhigu Industrial Park

No. 100 Guangyuan Road, Shuimogou District

Urumqi, Xinjiang, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATORY NOTE

Chanson International Holding, a company incorporated under the laws of the Cayman Islands, hereby furnishes its press release titled “Chanson International Holding Announces 100 for 1 Share Consolidation” that was published on May 5, 2026.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-288739) filed with the SEC on July 18, 2025 and (ii) the Company’s registration statement on Form F-3 (File No. 333-289600) that was initially filed with the SEC on August 14, 2025 and declared effective by the SEC on September 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Chanson International Holding

Date: May 6, 2026	By:	/s/ Gang Li
	Name:	Gang Li
	Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release titled “Chanson International Holding Announces 100 for 1 Share Consolidation”

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